September 21, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.
Registration Statement on Form S-1
Filed March 2, 2005
File No. 333-123073

Dear Ms. Williams:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 (File Number 333-123073) filed with the Securities and Exchange Commission on March 2, 2005 (the “Registration Statement”), as amended, be accelerated so that it will be declared effective at 3:00 p.m., New York City time, on September 21, 2005, or as soon as practicable thereafter.

Please notify the undersigned at (212) 756-2497 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

/S/ JAMES NICOLL

James Nicoll